UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Denny’s Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

24869P104
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
RON S. BERENBLAT, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON OAK STREET CAPITAL MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,728,718
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,728,718
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,728,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON OAK STREET CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,825,843
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,825,843
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,825,843
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON DAVID MAKULA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,825,843
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,825,843
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,825,843
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON PATRICK WALSH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 43,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON SOUNDPOST CAPITAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,384,259
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,384,259
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,384,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON SOUNDPOST CAPITAL OFFSHORE, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 531,360
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 531,360
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 531,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON SOUNDPOST ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,384,259
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,384,259
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,384,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON SOUNDPOST PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 890,741
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 890,741
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 890,741
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON SOUNDPOST INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 890,741
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 890,741
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 890,741
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON JAIME LESTER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,275,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,275,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,275,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON LYRICAL OPPORTUNITY PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 338,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 338,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON LYRICAL OPPORTUNITY PARTNERS II, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 368,600
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 368,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON LYRICAL OPPORTUNITY PARTNERS II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 338,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 338,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON LYRICAL CORP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 338,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 338,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON LYRICAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 368,600
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 368,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON LYRICAL CORP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 368,600
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 368,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON JEFFREY KESWIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 707,100
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 707,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 707,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 24869P104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.01 per share (the “Shares”), of Denny’s Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 203 East Main Street, Spartanburg, South Carolina 29319-0001.

Item 2.	Identity and Background.

(a)           This statement is filed by Oak Street Capital Master Fund, Ltd., a Cayman Islands exempted company (“Oak Street Master”), Oak Street Capital Management, LLC, a Delaware limited liability company (“Oak Street Management”), David Makula, Patrick Walsh, Soundpost Capital, LP, a Delaware limited partnership (“Soundpost Onshore”), Soundpost Capital Offshore, Ltd., a Cayman Islands exempted company (“Soundpost Offshore”), Soundpost Advisors, LLC, a Delaware limited liability company (“Soundpost Advisors”), Soundpost Partners, LP, a Delaware limited partnership (“Soundpost Partners”), Soundpost Investments, LLC, a Delaware limited liability company (“Soundpost Investments”), Jaime Lester, Lyrical Opportunity Partners II, L.P., a Delaware limited partnership (“Lyrical Onshore”), Lyrical Opportunity Partners II, Ltd., a Cayman Islands exempted company (“Lyrical Offshore”), Lyrical Opportunity Partners II GP, L.P., a Delaware limited partnership (“Lyrical Onshore GP”), Lyrical Corp III, LLC, a Delaware limited liability company (“Lyrical III”), Lyrical Partners, L.P., a Delaware limited partnership (“Lyrical Partners”), Lyrical Corp I, LLC, a Delaware limited liability company (“Lyrical I”), and Jeffrey Keswin.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Oak Street Management is the investment manager of Oak Street Master and a managed account (the “Oak Street Account”).  Oak Street Management has sole voting and dispositive power over the securities held in the Oak Street Account.  Mr. Makula is the sole managing member of Oak Street Management.

Soundpost Advisors is the general partner of Soundpost Onshore.  Soundpost Partners is the investment manager of each of Soundpost Offshore and a managed account (the “Soundpost Account”).  Soundpost Partners has sole voting and dispositive power over the securities held in the Soundpost Account.  Soundpost Investments is the general partner of Soundpost Partners.  Mr. Lester is the sole managing member of Soundpost Advisors and Soundpost Investments.

Lyrical Onshore GP is the general partner of Lyrical Onshore.  Lyrical III is the general partner of Lyrical Onshore GP.  Lyrical Partners is the investment manager of Lyrical Offshore.  Lyrical I is the general partner of Lyrical Partners.  Mr. Keswin is the sole managing member of Lyrical III and Lyrical I.

Set forth on Schedule A annexed hereto is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of (i) the directors of Oak Street Master, (ii) the directors of Soundpost Offshore and (iii) the directors of Lyrical Offshore, as of the date hereof.

(b)           The principal business address of Oak Street Master is c/o Goldman Sachs (Cayman) Trust, Limited, Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, P.O. Box 896, Cayman Islands, KY1-1103.  The principal business address of each of Oak Street Management and Messrs. Makula and Walsh is 111 S. Wacker Drive, 33rd Floor, Chicago, Illinois 60606.

CUSIP NO. 24869P104

The principal business address of each of Soundpost Onshore, Soundpost Advisors, Soundpost Partners, Soundpost Investments and Mr. Lester is 405 Park Avenue, 6th Floor, New York, New York 10022.  The principal business address of Soundpost Offshore is Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, P.O. Box 896, Grand Cayman, Cayman Islands, KY1-1103.

The principal business address of each of Lyrical Onshore, Lyrical Onshore GP, Lyrical III, Lyrical Partners, Lyrical I and Mr. Keswin is 405 Park Avenue, 6th Floor, New York, New York 10022.  The principal business address of Lyrical Offshore is c/o Ogier Fiduciary Services (Cayman) Limited, P.O. Box 1234 GT, Queensgate House, South Church Street, Grand Cayman, Cayman Islands, KY1-1108.

(c)           The principal business of Oak Street Master is investing in securities.  The principal business of Oak Street Management is serving as the investment manager of Oak Street Master and the Oak Street Account.  The principal occupation of Mr. Makula is serving as the managing member of Oak Street Management.  The principal occupation of Mr. Walsh is serving as a Senior Partner of Oak Street Management.

The principal business of Soundpost Advisors is providing investment management services to private individuals and institutions and serving as the general partner of Soundpost Onshore.  The principal business of Soundpost Partners is providing investment management services to private individuals and institutions and serving as the investment manager of each of Soundpost Offshore and the Soundpost Account.  The principal business of each of Soundpost Onshore and Soundpost Offshore is investing in securities.  The principal business of Soundpost Investments is serving as the general partner of Soundpost Partners.  The principal occupation of Mr. Lester is serving as the managing member of Soundpost Advisors and Soundpost Investments.

The principal business of Lyrical Onshore GP is providing investment management services to private individuals and institutions and serving as the general partner of Lyrical Onshore.  The principal business of Lyrical Partners is providing investment management services to private individuals and institutions and serving as the investment manager of Lyrical Offshore.  The principal business of each of Lyrical Onshore and Lyrical Offshore is investing in securities.  The principal business of Lyrical III is serving as the general partner of Lyrical Onshore GP.  The principal business of Lyrical I is serving as the general partner of Lyrical Partners.  The principal occupation of Mr. Keswin is serving as the managing member of Lyrical III and Lyrical I.

(d)           No Reporting Person or any person listed in Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person or any person listed in Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Messrs. Makula, Walsh, Lester and Keswin is a citizen of the United States of America.  The citizenships of the persons listed on Schedule A are set forth thereon.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 1,728,718 Shares owned directly by Oak Street Master is approximately $3,967,456, including brokerage commissions.  The Shares owned directly by Oak Street Master were acquired with the working capital of such entity.

CUSIP NO. 24869P104

The aggregate purchase price of the 97,125 Shares held in the Oak Street Account is approximately $222,913, including brokerage commissions.  The Shares held in the Oak Street Account were acquired with the funds of clients of Oak Street Management.

The aggregate purchase price of the 43,000 Shares owned directly by Mr. Walsh is approximately $98,255, including brokerage commissions.  The Shares owned directly by Mr. Walsh were acquired with personal funds.

The aggregate purchase price of the 1,384,259 Shares owned directly by Soundpost Onshore is approximately $3,315,983, including brokerage commissions.  The aggregate purchase price of the 531,360 Shares owned directly by Soundpost Offshore is approximately $1,263,775, including brokerage commissions.  The Shares owned directly by Soundpost Onshore and Soundpost Offshore were acquired with the respective working capital of such entities.

The aggregate purchase price of the 359,381 Shares held in the Soundpost Account is approximately $865,854, including brokerage commissions.  The Shares held in the Soundpost Account were acquired with the funds of clients of Soundpost Partners.

The aggregate purchase price of the 338,500 Shares owned directly by Lyrical Onshore is approximately $782,252, including brokerage commissions.  The aggregate purchase price of the 368,600 Shares owned directly by Lyrical Offshore is approximately $852,107, including brokerage commissions.  The Shares owned directly by Lyrical Onshore and Lyrical Offshore were acquired with the respective working capital of such entities.

The securities reported herein are held primarily in margin accounts maintained with prime brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their respective positions in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and engage in discussions with management, the Board of Directors, shareholders and franchisees of the Issuer concerning the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 24869P104

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 96,605,496 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2009.

As of the close of business on January 20, 2010, Oak Street Master owned directly 1,728,718 Shares, constituting approximately 1.8% of the Shares outstanding.  By virtue of their relationships with Oak Street Master discussed in further detail in Item 2, each of Oak Street Management and Mr. Makula may be deemed to beneficially own the Shares owned directly by Oak Street Master.

As of the close of business on January 20, 2010, 97,125 Shares, constituting less than 1% of the Shares outstanding, were held in the Oak Street Account.  By virtue of their relationships with the Oak Street Account discussed in further detail in Item 2, each of Oak Street Management and Mr. Makula may be deemed to beneficially own the Shares held in the Oak Street Account.

As of the close of business on January 20, 2010, Mr. Walsh owned directly 43,000 Shares, constituting less than 1% of the Shares outstanding.

As of the close of business on January 20, 2010, Soundpost Onshore owned directly 1,384,259 Shares, constituting approximately 1.4% of the Shares outstanding.  As of the close of business on January 20, 2010, Soundpost Offshore owned directly 531,360 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with Soundpost Onshore discussed in further detail in Item 2, each of Soundpost Advisors and Mr. Lester may be deemed to beneficially own the Shares owned directly by Soundpost Onshore.  By virtue of their relationships with Soundpost Offshore discussed in further detail in Item 2, each of Soundpost Partners, Soundpost Investments and Mr. Lester may be deemed to beneficially own the Shares owned directly by Soundpost Offshore.

As of the close of business on January 20, 2010, 359,381 Shares, constituting less than 1% of the Shares outstanding, were held in the Soundpost Account.  By virtue of their relationships with the Soundpost Account discussed in further detail in Item 2, each of Soundpost Partners, Soundpost Investments and Mr. Lester may be deemed to beneficially own the Shares held in the Soundpost Account.

As of the close of business on January 20, 2010, Lyrical Onshore owned directly 338,500 Shares, constituting less than 1% of the Shares outstanding.  As of the close of business on January 20, 2010, Lyrical Offshore owned directly 368,600 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with Lyrical Onshore discussed in further detail in Item 2, each of Lyrical Onshore GP, Lyrical III and Mr. Keswin may be deemed to beneficially own the Shares owned directly by Lyrical Onshore.  By virtue of their relationships with Lyrical Offshore discussed in further detail in Item 2, each of Lyrical Partners, Lyrical I and Mr. Keswin may be deemed to beneficially own the Shares owned directly by Lyrical Offshore.

This statement reports an aggregate of 4,850,943 Shares, constituting approximately 5.0% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

CUSIP NO. 24869P104

(b)           Oak Street Management, Mr. Makula and Oak Street Master have shared voting and dispositive power with respect to the Shares owned directly by Oak Street Master.  Oak Street Management and Mr. Makula have shared voting and dispositive power with respect to the Shares held in the Oak Street Account.  Mr. Walsh has sole voting and dispositive power with respect to the Shares he owns directly.

Soundpost Advisors, Mr. Lester and Soundpost Onshore have shared voting and dispositive power with respect to the Shares owned directly by Soundpost Onshore.  Soundpost Partners, Soundpost Investments, Mr. Lester and Soundpost Offshore have shared voting and dispositive power with respect to the Shares owned directly by Soundpost Offshore.  Soundpost Partners, Soundpost Investments and Mr. Lester have shared voting and dispositive power with respect to the Shares held in the Soundpost Account.

Lyrical Onshore GP, Lyrical III, Mr. Keswin and Lyrical Onshore have shared voting and dispositive power with respect to the Shares owned directly by Lyrical Onshore.  Lyrical Partners, Lyrical I, Mr. Keswin and Lyrical Offshore have shared voting and dispositive power with respect to the Shares owned directly by Lyrical Offshore.

(c)           Schedule B annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares, except for (i) clients of Oak Street Management with respect to the Shares held in the Oak Street Account and (ii) clients of Soundpost Partners with respect to the Shares held in the Soundpost Account.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.  Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Oak Street Capital Master Fund, Ltd., Oak Street Capital Management, LLC, David Makula, Patrick Walsh, Soundpost Capital, LP, Soundpost Capital Offshore, Ltd., Soundpost Advisors, LLC, Soundpost Partners, LP, Soundpost Investments, LLC, Jaime Lester, Lyrical Opportunity Partners II, L.P., Lyrical Opportunity Partners II, Ltd., Lyrical Opportunity Partners II GP, L.P., Lyrical Corp III, LLC, Lyrical Partners, L.P., Lyrical Corp I, LLC, and Jeffrey Keswin dated January 21, 2010.

CUSIP NO. 24869P104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2010	OAK STREET CAPITAL MASTER FUND, LTD.

	By:	Oak Street Capital Management, LLC Investment Manager

	By:	/s/ David Makula
David Makula Managing Member

OAK STREET CAPITAL MANAGEMENT, LLC

By:	/s/ David Makula
David Makula Managing Member

/s/ David Makula
DAVID MAKULA

/s/ Patrick Walsh
PATRICK WALSH

CUSIP NO. 24869P104

SOUNDPOST CAPITAL, LP

By:	Soundpost Advisors, LLC General Partner

By:	/s/ Jaime Lester
Jaime Lester Managing Member

SOUNDPOST CAPITAL OFFSHORE, LTD.

By:	Soundpost Partners, LP Investment Manager

By:	Soundpost Investments, LLC General Partner

By:	/s/ Jaime Lester
Jaime Lester Managing Member

SOUNDPOST ADVISORS, LLC

By:	/s/ Jaime Lester
Jaime Lester Managing Member

SOUNDPOST PARTNERS, LP

By:	Soundpost Investments, LLC General Partner

By:	/s/ Jaime Lester
Jaime Lester Managing Member

SOUNDPOST INVESTMENTS, LLC

By:	/s/ Jaime Lester
Jaime Lester Managing Member

/s/ Jaime Lester
JAIME LESTER

CUSIP NO. 24869P104

LYRICAL OPPORTUNITY PARTNERS II, L.P.

By:	Lyrical Opportunity Partners II GP, L.P. General Partner

By:	Lyrical Corp III, LLC General Partner

By:	/s/ Jeffrey Keswin
Jeffrey Keswin Managing Member

LYRICAL OPPORTUNITY PARTNERS II, LTD.

By:	Lyrical Partners, L.P. Investment Manager

By:	Lyrical Corp I, LLC General Partner

By:	/s/ Jeffrey Keswin
Jeffrey Keswin Managing Member

LYRICAL OPPORTUNITY PARTNERS II GP, L.P.

By:	Lyrical Corp III, LLC General Partner

By:	/s/ Jeffrey Keswin
Jeffrey Keswin Managing Member

LYRICAL CORP III, LLC

By:	/s/ Jeffrey Keswin
Jeffrey Keswin Managing Member

LYRICAL PARTNERS, L.P.

By:	Lyrical Corp I, LLC General Partner

By:	/s/ Jeffrey Keswin
Jeffrey Keswin Managing Member

CUSIP NO. 24869P104

LYRICAL CORP I, LLC

By:	/s/ Jeffrey Keswin
Jeffrey Keswin Managing Member

/s/ Jeffrey Keswin
JEFFREY KESWIN

CUSIP NO. 24869P104

SCHEDULE A

Directors of Oak Street Capital Master Fund, Ltd.

Name	Principal Occupation	Principal Business Address	Citizenship
Ronan Guilfoyle	Manager of dms Management Ltd., a management company	c/o dms Management Ltd. P.O. Box 31910 dms House, 20 Genesis Close Grand Cayman Cayman Islands KY1-1208	Ireland
Roger H. Hanson	Director of dms Management Ltd., a management company	c/o dms Management Ltd. P.O. Box 31910 dms House, 20 Genesis Close Grand Cayman Cayman Islands KY1-1208	United Kingdom
David Makula	See Item 2	See Item 2	See Item 2

Directors of Soundpost Capital Offshore, Ltd.

Name	Principal Occupation	Principal Business Address	Citizenship
Ian Goodall	Manager of International Management Services Ltd., a management company	c/o International Management Services Ltd. Harbour Centre, 4th Floor North Church Street P.O. Box 61 George Town Grand Cayman Cayman Islands KY1-1102	United Kingdom
Sarah Kelly	Manager of International Management Services Ltd., a management company	c/o International Management Services Ltd. Harbour Centre, 4th Floor North Church Street P.O. Box 61 George Town Grand Cayman Cayman Islands KY1-1102	United Kingdom
Jaime Lester	See Item 2	See Item 2	See Item 2

CUSIP NO. 24869P104

Directors of Lyrical Opportunity Partners II, Ltd.

Name	Principal Occupation	Principal Business Address	Citizenship
Evan Burtton	Senior Manager of Fund Services at Ogier Fiduciary Services (Cayman) Limited, a fiduciary services firm	c/o Ogier Fiduciary Services (Cayman) Limited P.O. Box 1234 GT Queensgate House South Church Street Grand Cayman Cayman Islands KY1-1108	New Zealand
Victor Pisante	Founder, Bluehouse Capital Advisors Ltd., a real estate private equity firm	c/o Bluehouse Capital Advisors Ltd. 6, Othonos Street 105 57 Athens Greece	Italy
Jeffrey Keswin	See Item 2	See Item 2	See Item 2

CUSIP NO. 24869P104
SCHEDULE B

Transactions in the Securities of the Issuer During the Past 60 Days

Class of Security	Securities Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

OAK STREET CAPITAL MASTER FUND, LTD.

Common Stock	47,500	2.2814	11/12/09
Common Stock	23,625	2.2380	11/13/09
Common Stock	94,500	2.3393	11/18/09
Common Stock	118,750	2.2358	11/20/09
Common Stock	47,500	2.2286	11/23/09
Common Stock	21,375	2.4300	12/15/09
Common Stock	11,685	2.4155	12/16/09
Common Stock	9,310	2.4402	12/17/09
Common Stock	95,000	2.2875	12/23/09
Common Stock	47,500	2.2800	12/24/09
Common Stock	95,000	2.2153	12/28/09
Common Stock	47,500	2.1899	12/29/09
Common Stock	23,750	2.1600	12/31/09

OAK STREET CAPITAL MANAGEMENT, LLC
(Through Oak Street Account)

Common Stock	2,500	2.2814	11/12/09
Common Stock	1,375	2.2380	11/13/09
Common Stock	5,500	2.3393	11/18/09
Common Stock	6,250	2.2358	11/20/09
Common Stock	2,500	2.2286	11/23/09
Common Stock	1,125	2.4300	12/15/09
Common Stock	615	2.4155	12/16/09
Common Stock	490	2.4402	12/17/09
Common Stock	5,000	2.2875	12/23/09
Common Stock	2,500	2.2800	12/24/09
Common Stock	5,000	2.2153	12/28/09
Common Stock	2,500	2.1899	12/29/09
Common Stock	1,250	2.1600	12/31/09

CUSIP NO. 24869P104

PATRICK WALSH

Common Stock	100	2.1601	11/13/09
Common Stock	381	2.2117	11/13/09
Common Stock	519	2.2165	11/13/09
Common Stock	2,000	2.2264	11/20/09
Common Stock	2,000	2.2364	11/23/09
Common Stock	2,000	2.1965	11/24/09
Common Stock	2,000	2.2464	12/01/09
Common Stock	3,000	2.2776	12/21/09
Common Stock	2,000	2.2664	12/21/09
Common Stock	800	2.2813	12/21/09
Common Stock	1,200	2.2841	12/21/09
Common Stock	1,000	2.2825	12/21/09
Common Stock	500	2.2755	12/21/09
Common Stock	500	2.2760	12/21/09
Common Stock	2,000	2.3464	12/21/09
Common Stock	1,500	2.2848	12/21/09
Common Stock	1,000	2.2829	12/22/09
Common Stock	625	2.2283	12/28/09
Common Stock	475	2.2353	12/28/09
Common Stock	2,000	2.1964	12/29/09
Common Stock	5,000	2.2086	12/31/09
Common Stock	1,000	2.1629	12/31/09

SOUNDPOST CAPITAL, LP

Common Stock	30,925	2.2609	11/25/09
Common Stock	18,555	2.2024	11/27/09
Common Stock	4,949	2.1958	11/30/09
Common Stock	30,930	2.2374	11/30/09

CUSIP NO. 24869P104

Common Stock	12,372	2.1970	11/30/09
Common Stock	5,567	2.1926	11/30/09
Common Stock	124	2.2475	12/01/09
Common Stock	44,500	2.2689	12/01/09
Common Stock	89	2.2900	12/01/09
Common Stock	43,820	2.3203	12/02/09
Common Stock	32,516	2.3245	12/02/09
Common Stock	32,909	2.3625	12/03/09
Common Stock	40,507	2.3849	12/03/09
Common Stock	42,348	2.3821	12/03/09
Common Stock	53,292	2.4624	12/04/09
Common Stock	36,558	2.4792	12/04/09
Common Stock	61,909	2.5393	12/07/09
Common Stock	46,431	2.5490	12/07/09
Common Stock	66,804	2.5320	12/07/09
Common Stock	29,741	2.4709	12/08/09
Common Stock	15,972	2.4776	12/08/09
Common Stock	104,254	2.4583	12/09/09
Common Stock	61,909	2.4557	12/09/09
Common Stock	248	2.4200	12/10/09
Common Stock	94,720	2.4412	12/10/09
Common Stock	123,817	2.4325	12/10/09
Common Stock	3,949	2.4344	12/11/09
Common Stock	12,691	2.4433	12/14/09
Common Stock	30,954	2.4419	12/15/09
Common Stock	10,648	2.4328	12/16/09
Common Stock	30,954	2.4391	12/17/09
Common Stock	15,477	2.4236	12/18/09
Common Stock	91,479	2.2999	12/22/09
Common Stock	6,191	2.2892	12/23/09
Common Stock	36,846	2.2249	01/04/10
Common Stock	(21,181)	2.1900	01/04/10
Common Stock	38,577	2.2351	01/05/10

CUSIP NO. 24869P104

Common Stock	41,074	2.2188	01/06/10
Common Stock	15,212	2.2481	01/07/10
Common Stock	21,296	2.2957	01/08/10
Common Stock	14,326	2.2912	01/11/10

SOUNDPOST CAPITAL OFFSHORE, LTD.

Common Stock	10,680	2.2609	11/25/09
Common Stock	6,408	2.2024	11/27/09
Common Stock	1,708	2.1958	11/30/09
Common Stock	10,679	2.2374	11/30/09
Common Stock	4,271	2.1970	11/30/09
Common Stock	1,923	2.1926	11/30/09
Common Stock	42	2.2475	12/01/09
Common Stock	15,363	2.2689	12/01/09
Common Stock	(418)	2.2900	12/01/09
Common Stock	14,941	2.3203	12/02/09
Common Stock	11,226	2.3245	12/02/09
Common Stock	11,221	2.3625	12/03/09
Common Stock	13,812	2.3849	12/03/09
Common Stock	14,439	2.3821	12/03/09
Common Stock	18,170	2.4624	12/04/09
Common Stock	12,465	2.4792	12/04/09
Common Stock	21,108	2.5393	12/07/09
Common Stock	15,831	2.5490	12/07/09
Common Stock	22,778	2.5320	12/07/09
Common Stock	10,140	2.4709	12/08/09
Common Stock	5,446	2.4776	12/08/09
Common Stock	35,546	2.4583	12/09/09
Common Stock	21,108	2.4557	12/09/09
Common Stock	84	2.4200	12/10/09
Common Stock	32,295	2.4412	12/10/09
Common Stock	42,216	2.4325	12/10/09
Common Stock	1,346	2.4344	12/11/09

CUSIP NO. 24869P104

Common Stock	4,327	2.4433	12/14/09
Common Stock	10,554	2.4419	12/15/09
Common Stock	3,631	2.4328	12/16/09
Common Stock	10,554	2.4391	12/17/09
Common Stock	5,277	2.4236	12/18/09
Common Stock	31,190	2.2999	12/22/09
Common Stock	2,111	2.2892	12/23/09
Common Stock	14,139	2.2249	01/04/10
Common Stock	44,663	2.1900	01/04/10
Common Stock	14,808	2.2351	01/05/10
Common Stock	15,766	2.2188	01/06/10
Common Stock	5,838	2.2481	01/07/10
Common Stock	8,175	2.2957	01/08/10
Common Stock	5,499	2.2912	01/11/10

SOUNDPOST PARTNERS, LP
(Through Soundpost Account)

Common Stock	8,395	2.2609	11/25/09
Common Stock	5,037	2.2024	11/27/09
Common Stock	1,343	2.1958	11/30/09
Common Stock	8,391	2.2374	11/30/09
Common Stock	3,357	2.1970	11/30/09
Common Stock	1,510	2.1926	11/30/09
Common Stock	34	2.2475	12/01/09
Common Stock	12,073	2.2689	12/01/09
Common Stock	329	2.2900	12/01/09
Common Stock	12,021	2.3203	12/02/09
Common Stock	8,822	2.3245	12/02/09
Common Stock	9,028	2.3625	12/03/09
Common Stock	11,112	2.3849	12/03/09
Common Stock	11,617	2.3821	12/03/09
Common Stock	14,620	2.4624	12/04/09
Common Stock	10,029	2.4792	12/04/09

CUSIP NO. 24869P104

Common Stock	16,983	2.5393	12/07/09
Common Stock	12,738	2.5490	12/07/09
Common Stock	18,326	2.5320	12/07/09
Common Stock	8,159	2.4709	12/08/09
Common Stock	4,382	2.4776	12/08/09
Common Stock	28,600	2.4583	12/09/09
Common Stock	16,983	2.4557	12/09/09
Common Stock	68	2.4200	12/10/09
Common Stock	25,985	2.4412	12/10/09
Common Stock	33,967	2.4325	12/10/09
Common Stock	1,083	2.4344	12/11/09
Common Stock	3,482	2.4433	12/14/09
Common Stock	8,492	2.4419	12/15/09
Common Stock	2,921	2.4328	12/16/09
Common Stock	8,492	2.4391	12/17/09
Common Stock	4,246	2.4236	12/18/09
Common Stock	25,096	2.2999	12/22/09
Common Stock	1,698	2.2892	12/23/09
Common Stock	9,567	2.2249	01/04/10
Common Stock	(23,482)	2.1900	01/04/10
Common Stock	10,015	2.2351	01/05/10
Common Stock	10,664	2.2188	01/06/10
Common Stock	3,950	2.2481	01/07/10
Common Stock	5,529	2.2957	01/08/10
Common Stock	3,719	2.2912	01/11/10

LYRICAL OPPORTUNITY PARTNERS II, L.P.

Common Stock	6,800	2.4395	12/15/09
Common Stock	14,700	2.4515	12/16/09
Common Stock	36,700	2.4265	12/17/09
Common Stock	10,800	2.4324	12/18/09
Common Stock	21,600	2.3035	12/21/09
Common Stock	47,300	2.2890	12/22/09

CUSIP NO. 24869P104

Common Stock	146,000	2.2789	12/23/09
Common Stock	22,900	2.2082	12/28/09
Common Stock	24,600	2.2053	12/29/09
Common Stock	6,200	2.2700	01/11/10
Common Stock	900	2.2900	01/12/10

LYRICAL OPPORTUNITY PARTNERS II, LTD.

Common Stock	7,600	2.4395	12/15/09
Common Stock	16,300	2.4515	12/16/09
Common Stock	40,800	2.4265	12/17/09
Common Stock	12,100	2.4324	12/18/09
Common Stock	23,941	2.3035	12/21/09
Common Stock	52,700	2.2890	12/22/09
Common Stock	162,659	2.2789	12/23/09
Common Stock	25,200	2.2082	12/28/09
Common Stock	27,300	2.2053	12/29/09